UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

MIRAMAR LABS, INC.

(Name of Subject Company)

DESERT ACQUISITION CORPORATION

(Name of Offeror)

A Wholly Owned Subsidiary of

SIENTRA, INC.

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

604656108

(CUSIP Number of Class of Securities)

Jeffrey Nugent

Chairman and Chief Executive Officer

Sientra, Inc.

420 South Fairview Avenue, Suite 200

Santa Barbara, California 93117

(805) 562-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

C. Thomas Hopkins

Jamie Leigh

Cooley LLP

1333 2nd Street, Suite 400

Santa Monica, California 90401

(310) 883-6400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,528,089.47	$1,104.31

*

Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding the sum of (a) the products of (i) 9,334,857 outstanding shares of common stock of Miramar Labs, Inc. (“Miramar”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $0.3149 per Share, (ii) zero Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $0.3149 per Share, (iii) zero Shares issuable pursuant to outstanding warrants with an exercise price less than the offer price of $0.3149 per Share, to (b) $6,588,543 the maximum aggregate amount payable in respect of contingent value rights. The calculation of the filing fee is based on information as to the Shares, options and warrants provided by Miramar as of June 6, 2017.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001159.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,104.31	Filing Party: Sientra, Inc. and Desert Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: June 26, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on June 26, 2017 (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Desert Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sientra, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Miramar Labs, Inc., a Delaware corporation (“Miramar”), at a price of $0.3149 per Share, net to the holder thereof, in cash, without interest thereon (less any required withholding), plus a contractual contingent value right (a “CVR”), which represents the right to receive a cash payment of $0.0147 per CVR, net to the holder in cash, without interest thereon (less any required withholding), if cumulative net sales of the miraDry® System after the Closing (as defined below) exceed $50,000,000, and another cash payment of $0.6911 per CVR, net to the holder in cash, without interest thereon (less any required withholding), if cumulative net sales of the miraDry® System after the Closing exceed $80,000,000, in each case as described in and under the conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”), with a maximum payment of up to $0.7058 per CVR, net to the holder in cash, without interest thereon (less any required withholding), at the times and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Cover Page

The second paragraph under the Cover Page of the Offer to Purchase has been amended and supplemented to include the following sentence at the end of such paragraph:

“The Cash Portion with respect to the Shares represents a discount of approximately $1.0851, or approximately 78%, from $1.40 per Share, which was the closing sales price of the Shares on the OTCQB Market on June 9, 2017, the last trading day prior to the public announcement of the terms of the Offer.”

Item 1.	Summary Term Sheet.

The provision entitled “Price Offered Per Share” in the Summary Term Sheet in the Offer to Purchase has been amended and supplemented to include the following sentence at the end of such provision:

“The Cash Portion with respect to the Shares represents a discount of approximately $1.0851, or approximately 78%, from $1.40 per Share, which was the closing sales price of the Shares on the OTCQB Market on June 9, 2017, the last trading day prior to the public announcement of the terms of the Offer.”

The text under the heading “How much are you offering to pay for my securities and what is the form of payment?” in the Summary Term Sheet of the Offer to Purchase has been amended and supplemented to insert the following sentence after the current last sentence under such heading:

“The Cash Portion with respect to the Shares represents a discount of approximately $1.0851, or approximately 78%, from $1.40 per Share, which was the closing sales price of the Shares on the OTCQB Market on June 9, 2017, the last trading day prior to the public announcement of the terms of the Offer.”

The sixth question in the Summary Term Sheet in the Offer to Purchase with the heading “What is a CVR and how does it work is amended and restated to read as follows:

“What is a CVR and how does it work?

Pursuant to the Merger Agreement, Parent intends to enter into a CVR Agreement with the rights agent thereunder (the “Rights Agent”), governing the terms of the Milestone Payments, substantially in the form filed as Exhibit (d)(3) to the Schedule TO, which is incorporated herein by reference (subject to any reasonable revisions to such form that are requested by such Rights Agent and that are not, individually or in the aggregate, detrimental to any CVR holder, other than in immaterial respects). Each CVR represents the contingent right to receive the following cash payments, without interest thereon and less any applicable withholding, with each payment conditioned upon the achievement of the applicable milestones as follows:

•

Milestone #1: If ‘Net Sales’ of the ‘Product’ (each as defined below under – “How will ‘Net Sales’ of the ‘Product’ be determined?”) worldwide after the Closing exceed $50,000,000 (“Milestone #1”), then Parent will pay to each holder of a CVR $0.0147 per CVR.

•	Milestone #2: If ‘Net Sales’ of the ‘Product’ worldwide after the Closing exceed $80,000,000 (“Milestone #2), then Parent will pay to each holder of a CVR $0.6911 per CVR.

Under the CVR Agreement, holders of CVRs are intended third party beneficiaries of the agreement. Furthermore, the CVR Agreement provides that holders of a majority of CVRs have the right to request an audit of Parent’s records for purposes of determining whether Milestone #1 and Milestone #2 have been met. In the event that a portion of the payment amount due to you remains undistributed six (6) months after delivery of the applicable milestone notice, your ability to enforce your rights under the CVR Agreement will be limited to the legal rights of a general unsecured creditor of Parent. Additionally, the CVR Agreement grants Parent the right to amend, without the consent of the CVR holders, the CVR Agreement in certain instances which include (i) providing for a successor rights agent, (ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as the Parent’s board of directors and the Rights Agent shall consider to be for the protection of the CVR holders; provided that, in each case, such provisions shall not adversely affect the interests of the CVR holders, (iii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein, making any provisions with respect to matters or questions arising under the CVR Agreement; provided that such provisions do not adversely affect the interests of the CVR holders, (iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act; provided that, such provisions shall not materially adversely affect the interests of the CVR holders; and (iv) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of the CVR holders. Parent may also amend the CVR Agreement in certain other limited circumstances if it obtains the written consent of the holders of not less than a majority of the outstanding CVRs.

The only conditions to Parent’s obligation to cause the Milestone Payments to be paid pursuant to the CVR Agreement are those disclosed in the Offer to Purchase relating to the achievement of the specified milestones for the Product. There are no other conditions to the receipt of payments by holders pursuant to the CVR Agreement. No interest will accrue or be payable in respect of any of these Milestone Payments.

Under the terms of the CVR Agreement, Parent shall have sole discretion with regard to all matters relating to the sales of the Product, including marketing the Product. Whether Milestone #1 or Milestone #2 are met will depend on many factors, some within the control of Parent and Purchaser and others outside the control of Parent and Purchaser.”

The first paragraph under the heading “Is your financial condition relevant to my decision to tender in the Offer?” in the Summary Term Sheet of the Offer to Purchase has been amended and supplemented to include the following sentence at the end of such paragraph:

“While, for the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender your Shares, you should consider the following in connection with your decision to tender your Shares:

•	Parent’s future financial condition could deteriorate such that Parent would not have the necessary cash or cash equivalents to make the payments that become payable with respect to the CVRs;

•	holders of CVRs will have no greater rights against Parent than those accorded to general unsecured creditors under applicable law;

•	the CVRs will be effectively subordinated in right of payment to all of Parent’s secured obligations to the extent of the collateral securing such obligations;

•	the CVRs will be effectively subordinated to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Parent’s subsidiaries; and

•	the filing of a bankruptcy petition by, or on behalf of, Parent may prevent Parent from making some or all payments that become payable with respect to the CVRs.”

The first paragraph under the heading “What is the market value of my Shares as of a recent date?” in the Summary Term Sheet of the Offer to Purchase has been amended and supplemented to include the following new sentence at the end of such paragraph:

“Accordingly, the Cash Portion with respect to the Shares represents a discount of approximately $1.0851, or approximately 78%, from $1.40 per Share, which was the closing with respect to the closing sales price of the Shares on the OTCQB Market of $1.40 on June 9, 2017, the last trading day prior to the public announcement of the terms of the Offer.”

Item 4.	Terms of the Transaction.; Item 5. Past Contacts, Transactions, Negotiations and Agreements.; Item 6. Purposes of the Transaction and Plans or Proposals.

The last paragraph under the heading “Price Range of Shares; Dividends” in Section 6 of the Offer to Purchase has been amended and supplemented to insert the following sentence at the end of such paragraph:

“The Cash Portion with respect to the Shares represents a discount of approximately $1.0851, or approximately 78%, from $1.40 per Share, which was the closing sales price of the Shares on the OTCQB Market on June 9, 2017, the last trading day prior to the public announcement of the terms of the Offer.”

The text under the heading “Contingent Value Right Agreement” in Section 11 – “The Transaction Documents” of the Offer to Purchase has been amended and supplemented to insert the following new paragraph before the current last paragraph under such heading:

“Section 6.4 of the CVR Agreement provides that the CVR holders are intended third-party beneficiaries of the CVR Agreement. Moreover, pursuant to Section 4.3 of the CVR Agreement, holders of a majority of the CVRs will have the right to request an audit by an independent accounting firm of Parent’s records in order to determine whether a Milestone has been achieved. If such independent accountant concludes that a payment amount was properly due and that a payment amount should have been made, then Parent will be required to make payment of such payment amount plus interest, as applicable. However, the enforcement of the rights of the CVR holders is limited for certain purposes. For example, the CVR Agreement provides that with respect to any portion of applicable payment amounts that remains undistributed for a period of six months following the delivery of a milestone notice, CVR holders entitled to such payments may look only to Parent for such payments, but will be accorded no greater rights against Parent than general unsecured creditors of Parent under applicable law. Additionally, pursuant to Section 5.1 of the CVR Agreement, Parent is entitled to amend, without the consent of the CVR holders, the CVR Agreement in certain instances which include (i) providing for a successor rights agent, (ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as the Parent’s board of directors and the Rights Agent shall consider to be for the protection of the CVR holders; provided that, in each case, such provisions shall not adversely affect the interests of the CVR holders, (iii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein, making any provisions with respect to matters or questions arising under the CVR Agreement; provided that such provisions do not adversely affect the interests of the CVR holders, (iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act; provided that, such provisions shall not materially adversely affect the interests of the CVR holders; and (iv) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of the CVR holders. Parent may also amend the CVR Agreement in certain other limited circumstances if it obtains the written consent of the holders of not less than a majority of the outstanding CVRs.”

The text under the heading “Contingent Value Right Agreement” in Section 11 – “The Transaction Documents” of the Offer to Purchase has been amended and supplemented to insert the following new paragraph after the current last paragraph under such heading:

“Under the terms of the CVR Agreement, Parent shall have sole discretion with regard to all matters relating to the sales of the Product, including marketing the Product. Whether Milestone #1 or Milestone #2 are met will depend on many factors, some within the control of Parent and Purchaser and others outside the control of Parent and Purchaser.”

Item 7.	Source and Amount of Funds or Other Consideration.

Section 9 – “Source and Amount of Funds” of the Offer to Purchase has been amended and supplemented to insert the following new paragraph after the current first paragraph under such heading:

“While, for the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender your Shares, you should consider the fact that Parent’s future financial condition could deteriorate such that Parent would not have the necessary cash or cash equivalents to make the payments that become payable with respect to the CVRs. Furthermore, you should also consider the fact that: (1) holders of CVRs will have no greater rights against Parent than those accorded to general unsecured creditors under applicable law; (2) the CVRs will be effectively subordinated in right of payment to all of Parent’s secured obligations to the extent of the collateral securing such obligations; (3) the CVRs will be effectively subordinated to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Parent’s subsidiaries; and (4) the filing of a bankruptcy petition by, or on behalf of, Parent, may prevent Parent from making some or all payments that become payable with respect to the CVRs.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 7, 2017

Desert Acquisition Corporation

By:	/s/ Charles Huiner
Name: Charles Huiner
Title: Chief Executive Officer

Sientra, Inc.

By:	/s/ Jeffrey Nugent
Name: Jeffrey Nugent
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of June 26, 2017*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on June 26, 2017*

(a)(5)(i)	Joint Press Release of Parent and Miramar, dated June 12, 2017 (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017)

(b)(i)	Loan and Security Agreement by and between Parent and Silicon Valley Bank, dated March 13, 2017 (incorporated by reference to the Quarterly Report on Form 10-Q filed by Parent on May 9, 2017)

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of June 11, 2017, by and among Parent, Purchaser and Miramar (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017)

(d)(2)

Form of Tender and Support Agreement, dated as of June 11, 2017, by and among Parent, Purchaser and certain stockholders of Miramar (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017)

(d)(3)	Form of Contingent Value Rights Agreement by and among Parent and Rights Agent (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017)

(d)(4)

Omnibus Amendment to Subordinated Secured Convertible Promissory Notes, dated as of June 11, 2017, by and among Miramar Labs, Inc., Sientra, Inc. and certain other parties thereto (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017).

(d)(5)

Amendment No. 1 to Assignment and License Agreement and Assignment Agreement, dated as of June 11, 2017, by and between Miramar Labs, Inc., Sientra, Inc., The Foundry, LLC and certain other parties thereto (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 12, 2017).

(d)(6)	Confidentiality Agreement, dated as of February 10, 2017, by and between Parent and Miramar.*

(d)(7)

Amendment No. 1 to Agreement and Plan of Merger, dated as of June 25, 2017, by and among Parent, Purchaser and Miramar (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 26, 2017)

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed